07002744

SECUR  SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2007

REPORT FOR THE PERIOD BEGINNING _____ 1/01/06 _____ AND ENDING _____ 12/31/06 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CATALYST FINANCIAL LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

100 MILL PLAIN ROAD
                                            (No. and Street)

DANBURY   CT   06811
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN BRONSON
                                                          203 791 3544
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
                        (Name – if individual, state last, first, middle name)

PO BOX 588   STONY BROOK   NY   11790
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 07 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____STEVEN N BRONSON_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CATALYST FINANCIAL LLC_____ , as of _____DECEMBER 31_____ , 20_06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGO DURHAM
MY COMMISSION # DD407478
EXPIRES: March 15, 2009
(407) 398-0153   Florida Notary Service.com

_____ Signature
President
Title

_____ Notary Public   2/26/07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CATALYST FINANCIAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2006

CATALYST FINANCIAL LLC
INDEX

DECEMBER 31, 2006



P.O. Box 588 □ Stony Brook, NY 11790
631.689.0400 □ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 21, 2007

To the Board of Directors
Catalyst Financial LLC

We have audited the accompanying statements of financial condition of Catalyst Financial LLC as of December 31, 2006 and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Catalyst Financial LLC as of December 31, 2006, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Catalyst Financial LLC. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

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CATALYST FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 180,152
Marketable Securities Owned, At Market Value	3,708,498
Due from Clearing Brokers	39,075
Other Investments	61,888
Security Deposit	4,333
Prepaid Expenses	7,551
	4,001,497

FIXED ASSETS

Net of Accumulated Depreciation of $ 46,939	2,280
TOTAL ASSETS	**$ 4,003,777**

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$ 3,450
MEMBERS' CAPITAL	4,000,327
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$4,003,777**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Trading Profits	$ 2,269,244
Interest & Dividend Income	269,747
Investment Banking	83,148
Consulting Income	56,000
Other Income	39,633
TOTAL REVENUE	2,717,772
EXPENSES	
Employment Compensation and Benefits	236,331
Occupancy Costs	33,865
Travel & Entertainment Expenses	47,473
Interest Expense	22,851
Professional Fees	70,806
Quotes and Tickers	6,227
Regulatory Expense	27,630
Other Operating Expenses	11,734
TOTAL EXPENSES	456,321
NET INCOME	$ 2,261,451

THESE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 1,926,876
Net Income	2,261,451
Distributions	<188,000>
Balance, December 31, 2006	$ 4,000,327

CATALYST FINANCIAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES

Net Income	$2,261,451
Adjustments to reconcile net income to	
Net cash used by operating activities:	389
Changes in Operating Assets and Liabilities:	
Increase in Deposits & Other Investments	< 58,885>
Increase in Marketable Securities Owned	<2,177,386>
Decrease in Due from Clearing Broker	413,350
Decrease in Accounts Payable and Accrued Expenses	<9,834>
Decrease in Due To Pension Plan	< 84,000>
NET CASH PROVIDED BY OPERATING ACTIVITIES	345,085
FINANCING ACTIVITIES	
Member Distributions	< 188,000>
NET INCREASE IN CASH	157,085
CASH AT BEGINNING OF PERIOD	23,067
CASH AT END OF PERIOD	$ 180,152

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Catalyst Financial LLC (Company) is registered as a broker and dealer is securities under the Securities Exchange Act of 1934.

The Company clears all of its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 1503-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

The following is a summary of significant accounting policies followed by the Company.

    a.   Securities Transactions

        Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

    b.   Depreciation and Amortization

        Fixed assets are stated as cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for both book and income tax purposes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, Uniform Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $1,513,725 which was $1,413,725 in excess of the amount required. The Company's net capital ratio was .06 to 1.

NOTE 3 – INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow directly to the stockholder. Therefore, no provision for federal and state coporate taxes has been made.

CATALYST FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION CREDIT RISK

As a securities broker, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agents or counterparts do not fulfill their obligations of the transaction.

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. Sale of securities not yet purchased represent an obligation of the company to deliver specified equity securities at a future date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation which is recorded in the balance sheet at its current market value, as described above, may be in excess of amount recognized in the statement of financial condition.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL

Total Ownership Equity	$ 4,000,327

Add:

Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	4,000,327
Deductions and/or Charges:	
Non-Allowable Assets	76,053
Net Capital Before Haircuts on Securities Positions	3,924,274
Haircuts and Blockage on Securities Positions	995,405
Net Capital	**$ 2,928,869**

AGGREGATE INDEBTEDNESS

Item included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	3,450

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	100,000

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2006 Focus Part II filing.



JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 □ Stony Brook, NY 11790
631.689.0400 □ 631.689.2877 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Catalyst Financial LLC

We have examined the financial statements of Catalyst LLC for the year ended December 31, 2006 and have issued our report therein dated February 22, 2007. As part of out examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17z-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Catalyst Financial LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commissions objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John F Comparet CPA



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